Postal Realty Trust, Inc.

75 Columbia Avenue

Cedarhurst, New York 11516

                                                  May 7, 2019

VIA EDGAR AND EMAIL

Ms. Stacie Gorman

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Acceleration Request of Postal Realty Trust, Inc.

Registration Statement on Form S-11 (File No. 333-230684)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Postal Realty Trust, Inc., a Maryland corporation (the “Company”), hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on May  9, 2019, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning James V. Davidson at (804) 787-8035.

Thank you for your attention to this matter.

Very truly yours,

POSTAL REALTY TRUST, INC.

By: /s/Andrew Spodek

           Andrew Spodek

           Chief Executive Officer and Director

cc:	Christina T. Roupas, Winston & Strawn LLP

Courtney M.W. Tygesson, Winston & Strawn LLP